Exhibit (a)(1)(J)

Offer to Purchase

All Outstanding Shares of Common Stock and Certain Unexercised Warrants and Unconverted Notes

of

CLINICAL DATA, INC.

at

a net price per share of Common Stock of $30.00, plus the contractual contingent value right to receive additional consideration of up to $6.00 per share upon the achievement of certain milestones (the “CVR Consideration”); and

with respect to the warrants and notes set forth in the Offer to Purchase dated March 8, 2011 (the “Offer to Purchase”), such consideration as set forth therein;

Pursuant to the Offer to Purchase

by

MAGNOLIA ACQUISITION CORP.

a wholly-owned subsidiary of

FL HOLDING CV

an indirect wholly-owned subsidiary of

FOREST LABORATORIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 4, 2011, UNLESS THE OFFER IS EXTENDED.

March 8, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Magnolia Acquisition Corp., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of FL Holding CV, an entity organized under the laws of the Netherlands (“Parent”), and an indirect wholly-owned subsidiary of Forest Laboratories, Inc., a Delaware corporation (“Forest”), to act as Dealer Manager in connection with the Purchaser’s offer to purchase (the “Offer”):

•

all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Clinical Data, Inc., a Delaware corporation (“Clinical Data”), at a price of $30.00 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding taxes plus the contractual right, pursuant to the Contingent Value Right Agreement (the “CVR Agreement”) between Parent, Forest, and a to-be-designated bank or trust company, to receive additional consideration of up to $6.00 per Share upon the achievement of certain milestones set forth in the CVR Agreement (the “CVR Consideration”);

•	with respect to the warrants and notes set forth in the Offer to Purchase, such consideration as set forth therein;

upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letters of Transmittal enclosed herewith.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal applicable to the Shares for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup U.S. federal income tax withholding;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Depositary, for your use only.

The conditions to the Offer are described in Section 15 (“Conditions of the Offer”) of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Monday, April 4, 2011, unless the Offer is extended.

If you hold any categories of Securities other than Shares, you will receive separately materials providing instructions for how such other securities may be tendered in the Offer. If you wish to obtain copies of such materials, you can obtain them from the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 22, 2011, by and among Parent, the Purchaser, Forest, and Clinical Data (the “Merger Agreement”). The Merger Agreement provides that the Purchaser will be merged with and into Clinical Data (the “Merger”), with Clinical Data continuing as the Surviving Corporation in the Merger and a wholly-owned subsidiary of Parent.

On February 21, 2011, the Clinical Data Board of Directors unanimously approved the Offer, the Merger Agreement and the Support Agreement (as defined in Section 11 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase), and (i) determined that the Merger Agreement, the Support Agreement and the transactions contemplated therein are advisable, fair to and in the best interests of the holders of Shares, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by Clinical Data and declared that the Merger Agreement is advisable, and (iii) resolved to recommend that Clinical Data’s stockholders, warrant holders and note holders tender their Shares, In-the-Money Warrants and Company Notes pursuant to the Offer and adopt the Merger Agreement. Accordingly, Clinical Data’s Board of Directors unanimously recommends that the holders of Clinical Data’s Securities accept the Offer and tender their Securities pursuant to the Offer and adopt the Merger Agreement and approve the Merger.

Under the Merger Agreement Clinical Data will call a special meeting of its stockholders to vote upon the adoption of the Merger Agreement. If Clinical Data’s stockholders approve the Merger at the special meeting, the Merger may occur notwithstanding that the Offer has not expired, or the Offer conditions are not satisfied.

For Securities to be properly tendered pursuant to the Offer, (i) the Share certificates, In-the-Money Warrants, Company Notes, an/or, in the case of only the Shares, confirmation of receipt of such Shares under the procedure for book-entry transfer, (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer with respect to only the Shares, and (iii) any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

Parent and the Purchaser will not accept any Shares tendered through a guaranteed delivery process. Therefore, shareholders who wish to tender their Shares must (i) make their Share Certificates available to the Depositary on or before the expiration date of the Offer or comply with the procedures for book-entry transfer on a timely basis, and (ii) deliver any other required documents to the Depositary on or before the expiration date of the Offer. The absence of guaranteed delivery procedures will require holders of Shares to meet the delivery procedures and tender their Shares as of the expiration date of the Offer, and tenders not received by the Depositary on or prior to the expiration date of the Offer will be disregarded and of no effect. Shareholders that do not or are not able to comply with the delivery requirements will be unable to tender their Shares.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent as described in the Offer to Purchase) for soliciting tenders of Securities pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all transfer taxes applicable to its purchase of Securities pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials, or copies of the applicable Letters of Transmittal for any Securities other than Shares, may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Morgan Stanley & Co. Incorporated

Nothing contained herein or in the enclosed documents shall constitute you the agent of Parent, the Purchaser, Forest, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com